0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

June 11, 2012

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on June 8, 2012

Armani Group and Luxottica sign exclusive license agreement

Milan, Italy - June 8, 2012 - Armani Group, one of the leading fashion and luxury goods groups in the world, and Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the eyewear sector, announce that they signed an exclusive license agreement for the design, manufacturing and worldwide distribution of sun and prescription eyewear under the Giorgio Armani, Emporio Armani and A/X Armani Exchange brands.

The 10 year license agreement, incorporating market conditions, will begin on January 1, 2013. The first collection will be presented during 2013. Armani eyewear is expected to generate strong growth, with annual sales targeted to exceed €200 million annually, after the initial launch period and once distribution has been fully rolled out across key geographies and channels.

Armani Group

The Giorgio Armani Group is today one of the leading fashion and luxury goods groups in the world, with over 5,700 direct employees and 12 factories. It designs, manufactures, distributes and retails fashion and lifestyle products including apparel, accessories, eyewear, watches, jewellery, cosmetics, fragrances, and furniture and home furnishings under a range of brand names: Giorgio Armani Privé, Giorgio Armani, Emporio Armani, Armani Collezioni, AJ | Armani Jeans, A/X Armani Exchange, Armani Junior and Armani/Casa. The Group’s exclusive distribution network comprises 751 stores worldwide (directly owned and freestanding third-party-run stores): 89 Giorgio Armani boutiques, 3 Giorgio Armani Accessori boutiques, 211 Emporio Armani stores, 42 Armani Collezioni stores, 235 A/X Armani Exchange stores, 33 AJ | Armani Jeans stores, 2 AJ Accessori stores, 21 Armani Junior stores and 36 Armani/Casa stores, in 46 countries.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,100 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while licensed brands include Bvlgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2011, Luxottica Group posted net sales of more than €6.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the current uncertain international economic outlook, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other, political, economic and technological factors and other risks and uncertainties described in our filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: June 11, 2012		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER